UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13-A - 16 OR 15D - 16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the period ended March 31, 2006

Commission File Number: 1-13210

AES GENER S.A.
(Exact name of registrant as specified in its charter)

AES GENER INC.
(Translation of registrant's name into English)

Mariano Sanches Fontecilla 310, 3rd, Floor, Santiago Chile (562) 686 8900
(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):N/A

THE FINANCIAL STATEMENTS SUBMITTED IN THIS DOCUMENT WERE PREPARE

     On April 28, 2006, the Registrant filed with the Superintendencia de Valores y Seguros of Chile (the "SVS") a report which included information as to the Registrant's consolidated financial position and results of operations for the period ended on March 31, 2006. Attached is a summary of such consolidated financial information. The figures contained herein are expressed in constant Chilean pesos as of March 31, 2006 and as such, the figures for the period ended March 31, 2005 have been adjusted by the Chilean Consumer Price Index for the period of 4.1% . The amounts denominated in United States (US) dollars have been converted to Chilean pesos with the exchange rate effective on March 31, 2006 of 526.18 Chilean pesos per US dollar.

     The report filed with the SVS was prepared on the basis of accounting principles generally accepted in Chile and does not include a reconciliation of such information to accounting principles generally accepted in the United States.

     THIS REPORT IS AN ENGLISH TRANSLATION OF, AND A CHILEAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLE PRESENTATION OF, THE FINANCIAL STATEMENTS FOR THE PERIOD ENDED MARCH 31, 2006, FILED WITH THE SUPERINTENDENCIA DE VALORES Y SEGUROS (SVS) IN CHILE.

TABLE OF CONTENTS

Consolidated Financial Statements as of March 31, 2006	3-7
Management's Analysis of Consolidated Financial Statements Results of AES Gener S.A. for the period ended March 31, 2006	8-19

THE FINANCIAL STATEMENTS SUBMITTED IN THIS DOCUMENT WERE PREPARED PURSUANT TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CHILE, AND FIGURES ARE IN CHILEAN PESOS (UNLESS OTHERWISE INDICATED).

     In this report, unless the context otherwise requires, the terms "AES Gener", "Gener", "the Company", "we", "us" and "our" refer to AES Gener S. A. and its subsidiaries on a consolidated basis.

AES Gener and Subsidiaries
Consolidated Balance Sheet as of March 31, 2005 and 2006

Amounts are in accordance with Chilean generally accepted accounting principles and expressed in constant Chilean pesos as of March 31, 2006, therefore, the values from the period ending March 31, 2005 have been adjusted by Chilean CPI for the period of 4.1% . Figures in US dollars have been converted with the corresponding exchange rate of March 31, 2006 of 526.18.

	Mar-06	Mar-05	Mar-06
Assets	Million Ch$	Million Ch$	Th US$

Current assets
Cash	2,758	1,409	5,242
Time deposits	41,859	2,503	79,553
Marketable securities	17,510	11,094	33,279
Accounts receivable	49,466	53,083	94,009
Documents receivable	-	0	-
Miscellaneous accounts receivable	2,173	3,381	4,129
Accounts and notes receivable from related companies	2,751	6,811	5,228
Inventories	16,136	16,494	30,667
Recoverable taxes	9,758	4,408	18,545
Prepayments	728	775	1,384
Deferred taxes	1,904	1,493	3,618
Other current assets	52,210	70,835	99,224

Total current assets	197,253	172,286	374,878

Property, Plant and Equipment			-
Land	8,181	8,515	15,548
Construction and infrastructure	722,130	760,995	1,372,402
Machinery and equipment	952,101	969,413	1,809,458
Other property, plant and equipment	8,309	8,133	15,790
Technical revaluation	39,381	39,468	74,843
Accumulated depreciation	(631,345)	(604,463)	(1,199,865)

Net property, plant and equipment	1,098,757	1,182,061	2,088,177

Other Non-Current Assets
Investment in related companies	102,476	108,545	194,755
Investment in other companies	16,733	18,476	31,802
Goodwill	4,421	4,960	8,402
Long-term accounts receivable	77	5,090	147
Long-term receivables from related companies	1,166	1,350	2,215
Intangibles	7,090	6,942	13,474
Accumulated amortization of intangibles	(5,313)	(4,838)	(10,097)
Other	43,792	53,707	83,226

Total other non-current assets	170,442	194,231	323,924

Total Assets	1,466,452	1,548,578	2,786,979

AES Gener and Subsidiaries
Consolidated Balance Sheet as of March 31, 2005 and 2006

	Mar-06	Mar-05	Mar-06
Liabilities and Shareholders' Equity	Million Ch$	Million Ch$	Th US$

Current Liabilities
Short-term bank liabilities	-	1,847	-
Short-term portion of long-term bank liabilities	11,469	16,869	21,797
Short-term portion of bonds payable	10,129	46,461	19,249
Short-term portion of long-term liabilities	350	375	665
Dividends payable	50	524	95
Accounts payable	28,923	39,713	54,968
Miscellaneous accounts payable	34	200	64
Accounts and documents payable to related companies	1,080	1,218	2,052
Provisions	4,866	6,257	9,247
Withholdings	2,369	8,534	4,502
Income taxes payable	14,704	3,979	27,944
Unearned income	571	268	1,085
Other current liabilities	971	1,076	1,846

Total current liabilities	75,515	127,321	143,515

Long -Term Liabilities
Long-term bank liabilities	103,792	101,142	197,256
Bonds payable	337,425	395,175	641,273
Documents payable	72	443	137
Provisions	14,137	13,099	26,867
Deferred long-term taxes payable	34,961	24,790	66,443
Other	12,823	16,013	24,370

Total long-term liabilities	503,210	550,662	956,346

Minority Interest	8,623	8,624	16,388

Shareholders' Equity
Paid-in capital	767,436	771,140	1,458,505
Technical revaluation reserve	(2,302)	(6,169)	(4,376)
Share premium	31,269	31,263	59,427
Other reserves	26,296	44,411	49,975
Retained earnings	56,405	21,326	107,198
Future dividends reserve	5,829	5,602	11,078
Acumulated earnings	45,634	43,546	86,727
Net income for the period	17,863	5,728	33,948
Interim dividends	(12,921)	(33,549)	(24,556)

Total shareholders' equity	879,105	861,971	1,670,730

Total Liabilities and Shareholders' Equity	1,466,452	1,548,578	2,786,979

AES Gener and Subsidiaries
Consolidated Income Statement as of March 31, 2005 and 2006

	Mar-06	Mar-05	Mar-06
Income Statement	Million Ch$	Million Ch$	Th US$

Operating results:
Operating revenue	115,084	118,757	218,716
Operating expense	(73,424)	(89,467)	(139,542)

Gross profit	41,660	29,290	79,174

Administration and sales costs	(5,539)	(5,378)	(10,526)

Operating income	36,121	23,912	68,648

Non-Operating results
Financial income	1,842	997	3,501
Equity share in net income of related companies	1,313	1,767	2,496
Other non-operating income	638	400	1,213
Equity share in of loss of related companies	(64)	(1,015)	(122)
Amortization of goodwill	(135)	(135)	(256)
Financial expense	(9,204)	(12,059)	(17,492)
Other non-operating expenses	(2,847)	(3,887)	(5,410)
Price-level restatement	83	153	157
Foreign exchange variation	(92)	817	(175)

Non-operating income (expense)	(8,465)	(12,961)	(16,089)

Income before income taxes and minority interest	27,656	10,951	52,559
Income taxes	(9,157)	(5,271)	(17,403)
Minority interest	(636)	48	(1,208)

Net income	17,863	5,728	33,948

AES Gener and Subsidiaries
Consolidated Cash Flow Statement as of March 31, 2005 and 2006

	From Jan 1, 2006	From Jan 1, 2005	From Jan 1, 2006
	to Mar 31, 2006	to Mar 31, 2005	to Mar 31, 2006
Consolidated Cash Flow Statement	Million Ch$	Million Ch$	Th US$

Cash flow from operating activities
Collection of accounts receivable	119,077	84,855	226,305
Financial income received	1,621	785	3,081
Dividends and other distributions received	379	0	719
Other income received	1,000	1,203	1,900
Payment to suppliers and personnel	(65,164)	(44,563)	(123,844)
Financial expenses	(9,611)	(14,002)	(18,266)
Payment of income taxes	(1,322)	(1,358)	(2,512)
Other expenses	(1,917)	(1,988)	(3,643)
VAT and others similar items paid	(8,760)	(5,204)	(16,649)

Net cash provided by operating activities	35,302	19,728	67,091

Cash flow from financing activities
Proceeds from issuance of shares	-	-	-
Borrowings from banks and others	29,961	-	56,941
Proceeds from issuance of bonds	-	-	-
Other	-	-	-
Dividends paid	(7)	-	(12)
Capital decrease	-	-	-
Payment of loans	(1,848)	(9,583)	(3,512)
Payment of bonds	(28,657)	-	(54,463)
Payment of loans from related companies	-	-	-
Payment of costs associated with issuance of shares	-	-	-
Payment of costs associated with issuance of bonds	(509)	(160)	(968)
Others financing activities	(64)	(131)	(122)

Net cash used in financing activities	(1,124)	(9,874)	(2,136)

Cash Flow from investing activities
Sale of property, plant and equipment	218	12	414
Sale of permanent investments	-	-	-
Sale of other investments	-	-	-
Proceeds from loans to related companies	-	-	-
Other investing activities	1,065	-	2,024
Acquisition of fixed assets	(8,546)	(1,837)	(16,242)
Payment of capitalized interest	(337)	(20)	(640)
Permanent investments	(1)	(185)	(3)
Investment in financial instruments	(4,000)	(6,682)	(7,602)
Loans to related companies	-	-	-
Other investing activities	(147)	-	(279)

Net cash used in investing activities	(11,748)	(8,714)	(22,327)

Net decrease in cash and cash equivalent before price level restatement	22,430	1,141	42,628

Price-level restatement of cash and cash equivalent	658	2,688	1,251

Net decrease in cash and cash equivalent	23,088	3,829	43,878

Cash and Cash equivalents at beginning of period	74,922	69,651	142,388

Cash and cash equivalent at end of period	98,010	73,480	186,266

AES Gener and Subsidiaries
Consolidated Cash Flow Statement as of March 31, 2005 and 2006

Reconciliation between Net Income for	From Jan 1, 2006	From Jan 1, 2005	From Jan 1, 2006
the Period and Net Cash Flow	to Mar 31, 2006	to Mar 31, 2005	to Mar 31, 2006
Provided by Operating Activities	Million Ch$	Million Ch$	Th US$

Net income	17,863	5,728	33,948

Sales of Assets	(210)	(10)	(400)

Gain on sales of property, plant and equipment	(210)	(10)	(400)
Gain on sales of investments	-	-	-
Loss on sales of investments	-	-	-
Gain on sales of others assets	-	-	-

Adjustments to reconcile net income to
net cash provided by operating activities	11,674	11,638	22,186

Depreciation	11,113	11,406	21,120
Amortization of intangibles	311	768	590
Provisions and write-offs	(600)	(53)	(1,141)
Participation in net income of related companies	(1,313)	(1,767)	(2,496)
Participation in net loss of related companies	64	1,015	122
Amortization of goodwill	135	135	256
Amortization of negative goodwill	-	-	-
Price-level restatement	(83)	(153)	(157)
Exchange difference	92	(817)	175
Other credits to income that do not represent cash flow	21	(102)	40
Other debits to income that do not represent cash flow	1,934	1,208	3,676

Change in operating assets	2,498	(28,716)	4,746

Increase in accounts receivable	(4,284)	(28,068)	(8,141)
Increase in inventories	3,599	3,282	6,840
Decrease in other assets	3,182	(3,930)	6,047

Change in operating liabilities	2,842	31,136	5,402

Increase (decrease) of accounts payable to related companies	(5,476)	26,107	(10,407)
Increase (decrease) of interest payable	(742)	(1,148)	(1,410)
Increase (decrease) net of income taxes payable	8,501	7,472	16,156
Increase in other accounts payable related to non-operating results	22	(794)	41
Increase (decrease) of VAT and other similar payables	537	(501)	1,020

Minority interest in net income	636	(48)	1,208

Net cash provided by operating activities	35,302	19,728	67,091

Management’s Discussion & Analysis of AES Gener S.A.’s
Consolidated Financial Statements for the Year Ended March 31, 2006

The following section analyzes the Consolidated Financial Statements of AES Gener S.A. (“AES Gener”) for the quarter ended March 31, 2006 and explains the principal variations compared to the same three month period ended March 31, 2005.

Below is a summary of the information contained in the financial statements. All figures are expressed in the equivalent in Chilean pesos as of March 31, 2006. Therefore, comparisons refer to real variations between this date and March 31, 2005.

The assets and liabilities of the company have been appraised and presented according to accounting standards and rules that are explained in the respective notes to the company’s financial statements.

I. Summary

As of March 31, 2006, the company registered net income of Ch$17,863 million, compared to net income of Ch$5,728 million as of March 31, 2005. Operating income for the first quarter of 2006 was Ch$12,209 million higher than that recorded in the same period in 2005, representing an increase of 51%. Non-operational losses decreased by Ch$4,496 million, which is equivalent to a 35% reduction.

II. Comparative Analysis and Explanation of the Principal Trends

a. Liquidity

		March	March
Liquidity		2006	2005

Current assets / Current liabilities	(times)	2.61	1.35
Adjusted liquidity ratio	(times)	0.82	0.12
(Current assets – Inventory) / Current liabilities	(times)	2.58	1.22

The liquidity ratio increased from 1.35 to 2.61 because of the significant reduction in current liabilities, owing principally to the redemption of Gener’s Yankee bond. This final payment corresponding to US$ 54.7 million was made in January 2006.

The adjusted liquidity ratio, which considers the ratio between cash, time deposits and marketable securities to current liabilities, increased as a result of a marked increase in time deposits. These totaled Ch$41,859 million as of March 31, 2006, compared to only Ch$2,503 as of March 31, 2005, corresponding to an increase of Ch$39,356 million. As of March 31, 2005 a portion of the company’s cash was shown in other assets, which partially explains the increase in time deposits for 2006. However, it should be noted that the total level of the company’s cash or cash equivalents recorded a significant increase since March 2005. This is due to the fact that an important part of the short-term liabilities held by the company were refinanced, while the company’s operating cash flows resulted in an increase in its net cash reserves.

b. Debt

		March	March
Debt		2006	2005

Total liabilities / Equity	(times)	0.65	0.78
Current liabilities / Total liabilities	(times)	0.13	0.19
Long-term liabilities / Total liabilities	(times)	0.87	0.81
Current liabilities	(million pesos)	578,725	677,983
Interest expense coverage	(times)	4.00	1.91

The ratio between liabilities and equity decreased as a result of the decrease in total liabilities, owing to the lower exchange rate which reduced debt expressed in pesos, and additionally to scheduled amortizations in the period made by AES Gener, Chivor, Norgener S.A (Norgener) and Sociedad Eléctrica Santiago S.A. (Eléctrica Santiago).

Current liabilities decreased by Ch$51,807 million, which can be explained principally by a decrease in bonds payable, owing to the payment of Gener’s 2006 Yankee bond (U$54.7 million) redeemed in January 2006.

Long-term liabilities decreased by Ch$47,452 million, owing to a reduction of Ch$57,750 million in bonds payable. This is due to the decrease in the exchange rate which affects US dollar debt when expressed in pesos, and additionally to amortizations made during the period, as mentioned above, in particular those made by Eléctrica Santiago.

Interest expense coverage increased principally as a result of higher operating income and lower financial expenses which decreased due to the lower level of outstanding debt and the refinancing of a portion of debt at lower interest rates.

c. Activity

		March	March
Capital		2008	2005

Shareholders equity	(million pesos)	879,105	861,971
Net property, plant and equipment	(million pesos)	1,098,757	1,182,061
Total assets	(million pesos)	1,466,452	1,548,578

d. Results

		March	March
Results		2006	2005

Operating revenue	(million pesos)	115,084	118,757
Operating costs	(million pesos)	(73,424)	(89,467)
Operating income	(million pesos)	36,121	23,912
Interest expense	(million pesos)	(9,204)	(12,059)
Non-operating income	(million pesos)	(8,465)	(12,961)
R.A.I.I.D.A.I.E. (1)	(million pesos)	25,881	11,739
Operational E.B.I.T.D.A. (2)	(million pesos)	47,234	35,318
Profit (loss) in the period	(million pesos)	17,863	5,728

(1) Results before taxes, interest expenses, depreciation, amortization and extraordinary items..
(2) Operating income plus depreciation for the period.

Operating Revenue

For the period ended March 31, 2006 AES Gener’s consolidated operating income totaled Ch$115,084 million, which represents a decrease of 3% over the amount of Ch$118,757 registered in the same period ended March 31, 2005.

Revenues from regulated customers in the SIC, principally Chilectra and Chilquinta, rose significantly with respect to the first quarter of 2005 as a result of the increase in the node price. Revenues in the first quarter of 2006 were equal to Ch$53,825 compared to Ch$45,090 in the first quarter of 2005, corresponding to an increase of Ch$8,727 million. In addition, spot sales increased by Ch$903 million. However, these increases were more than offset by lower sales to other customers.

The contribution to total sales in the distinct markets in which the AES Gener group participates was: SIC 55%, SING 17%, Colombia 22% and fuel sales and other revenue, 6%.

The physical sales of energy in GWh were as follows as of March 31, 2006 and 2005:

	March 2006		March 2005

SIC	1,884	45%	1,952	46%
SING	861	21%	849	20%
Colombia	1,448	35%	1,474	34%

Total	4,193	100%	4,275	100%

Central Interconnected Grid (SIC):

Physical sales of energy in the SIC decreased by 3.5%, from 1,952 GWh to 1,884 GWh. This decrease of 68 GWh is explained by a reduction in physical sales to unregulated customers, from 376 GWh in the first quarter of 2005 to 115 GWh in the same period in 2006. The decrease of 260 GWh was due principally to the reduction of 214 GWh in sales to unregulated customers made by Eléctrica Santiago. Offsetting this was an increase in sales to regulated customers of 57 GWh, and a significant increase of 105 GWh in sales to the CDEC-SIC which rose to 105 GWh from 0 GWh in the same period in the previous year.

Revenue from the sale of energy and capacity in the SIC totaled Ch$62,835 million as of March 31, 2006, which was Ch$5,304 million higher than the figure of Ch$57,531 recorded in the same period in 2005. This variation is explained by an increase of Ch$6,706 million in energy sales, principally associated with the increase of 29% in the average price between the first quarter of 2005 and the same period in 2006. Energy sales in the three month period ended March 31, 2005 totaled Ch$42,874 million, compared to Ch$49,580 million at the close of the first quarter of 2006. Revenue from capacity sales decreased by Ch$1,402 from Ch$14,657 to Ch$13,255 million between the first quarter of 2005 and 2006.

Greater Northern Interconnected Grid (SING)

Physical sales of electric energy in the SING rose slightly due to higher sales to the CDEC-SING of 332 GWh, compared to 326 GWh as of March 31, 2005. Sales to unregulated customers, meanwhile, also increased slightly to 529 GWh as of March 31, 2006 compared to 523 GWh during the first three months of 2005.

Revenue generated by the activities of AES Gener, through TermoAndes S.A.’s (TermoAndes’) Salta plant, and Norgener in the SING, decreased by Ch$7,549 million, from Ch$27,117 million as of March 31, 2005 to Ch$19,568 million as of March 31, 2006. This variation was primarily due to lower revenue from energy sales of Ch$3,689, while revenue from capacity sales decreased by Ch$1,402 million. The lower energy sales corresponded to a reduction in the marginal cost which affected the value of the spot sales made by the Salta plant, and also due to lower sales associated with the contract with customer Escondida.

Colombian National Grid (SIN)

Chivor’s revenue decreased by Ch$280 million, from Ch$25,248 million to Ch$24,968 million, as a result of lower spot market sales of Ch$533 million and lower frequency regulation sales of Ch$1,109 million, partially offset by an increase in contract sales of Ch$1,362 million. Physical sales as of March 31, 2006 decreased by 25 GWh with respect to the same period in the previous year, due principally to lower contract sales.

Other Business

Other electricity revenue decreased by 16%, from Ch$8,176 million to Ch$6,846 million. This decrease of Ch$1,329 million was a result of lower revenue from coal sales which decreased by Ch$1,017, while sales of gas and other products rose by Ch$210 million.

Operating Costs

The proportion of fixed and variable operating costs within total operating costs at the end of the first quarter 2005 and 2006 is shown in the following table:

	January - March (Million Ch$)

	2006		2005

Variable operating costs	57,567	78%	73,210	82%
Fixed operating costs	15,855	22%	16,257	18%

TOTAL	73,424	100%	89,467	100%

Operating costs in the three month period ended March 31, 2006 were Ch$73,424 million, 18% lower than in the same period in 2005. This was due principally to the decrease in costs associated with fuel consumption, which can be explained by the lower dispatch of the company’s higher variable cost thermoelectric plants.

Variable Costs

Variable costs showed a significant decrease due to two main factors: the lower cost associated with fuel consumption (Ch$10,018 million) and lower energy purchases (Ch$9,397 million).

Total generation by AES Gener (thermoelectric and hydroelectric) and its subsidiaries in the SIC and SING was 2,383 GWh during the first quarter of 2006, compared to 2,347 GWh in 2005. Thermoelectric generation by AES Gener and its subsidiaries during the first quarter of both years was similar, with production of 1,870 GWh as of March 31, 2006 and 1,874 GWh as of March 31, 2005. In the SIC, generation from AES Gener and its subsidiaries totaled 1,634 GWh in 2006 and 1,566 GWh in 2005. It should be noted that the contribution made by Eléctrica Santiago was higher during the first quarter of 2006, with the company contributing 56% of total thermoelectric generation produced by AES Gener in the SIC during the first three months of 2006, compared to 49% in the same period in 2005. This increase was due to lower gas supply restrictions during 2006. As a result of an increase in the volume of melted snow in the mountains during the first quarter of 2006, hydroelectric generation from the AES Gener plants also increased, totaling 513 GWh as of March 31, 2006, compared to 473 GWh for the first quarter of 2005. In the SING, TermoAndes increased its generation by 8 GWh, while Norgener experienced a reduction of 41 GWh.

Chile

The cost of energy purchases in Chile decreased by Ch$7,589 million. In the SIC, purchases decreased by Ch$7,302 million, owing to a reduction of 16% in the average purchase price and a lower quantity of energy purchased (135 GWh), given the greater availability of gas, the termination of Eléctrica Santiago’s sales contracts and improved hydrological conditions. In the SING, the cost of energy purchases decreased by Ch$287 million, due principally to a reduction in the average price of approximately 6% between the first quarter of 2006 and the same period in the previous year.

The cost of capacity purchases in Chile increased by Ch$2,674 million. In the SIC, capacity purchases increased by Ch$4,011 million principally as a result of the positive net effect associated with capacity reconciliation payments received in 2005. In the SING, capacity purchases fell by Ch$1,337 million mainly as a result of the negative net impact of capacity reconciliation payments of Ch$1,091 million recorded during the first quarter of 2005.

The decrease of Ch$7,666 million in other costs from the electricity business in Chile is related principally to lower costs from fuel consumption (Ch$8,753 million) during the first quarter of 2006 as compared with the same period in 2005. This is associated with lower restrictions in the supply of gas from Argentina and lower production from AES Gener and Norgener’s coal plants. This saving was partially offset by higher transmission tolls and other electricity related costs.

Colombia

In Colombia, variable operating costs decreased by Ch$2,372 million, due mainly to lower spot energy purchases of Ch$1,352 and to lower reconciliation expenses of Ch$1,247 in the Colombian system. Chivor’s fixed costs decreased by Ch$405 million.

Fixed Costs

Fixed costs decreased by Ch$402 million, from Ch$16,257 million as of March 31, 2005 to Ch$15,855 million in 2006. This 2.5% decrease was primarily due to lower depreciation (Ch$293 million) and a decrease in fixed costs for energy production (Ch$109 million).

Sales and Administration Expenses

Sales and administration expenses increased by Ch$160 million, which is 3% above the amount registered in the first three months of 2005. This increase corresponded mainly to salaries and social benefits which rose by Ch$450 million, offset by lower expenses related to third party services which decreased by Ch$538 million.

Sales and Admin. Expenses	March 06	March 05	Variation 06/05
	Ch$ Million	Ch$ Million	Ch$ Million

Salaries and social benefits	2,069	1,619	450
Third party services	1,250	1,788	(538)
Insurance	443	512	(68)
Systems and communications	205	156	49
Patents, taxes and municipal taxes	826	758	67
Other	745	545	200

Total	5,539	5,378	160

Operating Income

Consolidated operating income increased by 51%, from Ch$23,912 million for the three month period ended March 31, 2005 to Ch$36,121 million in the first quarter of 2006. This increase of Ch$12,209 was achieved in spite of lower revenue, which as mentioned above, was partially due to the fact that the company did not renew contracts with some unregulated customers. The main factors contributing to the increase in operating income include an increase in sales to regulated customers and an increase in spot market sales, as well as lower fuel consumption and lower spot market purchases.

Non-Operating Income

Non-operating revenue

	March 06	March 06	06/06
	Million Ch$	Million Ch$	Million Ch$

Interest Income	1,842	997	845
Other non-operating income	638	400	238

Total non-operating income	2,480	1,397	1,084

Non-operating income increased as a result of higher interest income, which was nearly double the amount recorded in the first quarter of 2005. This was due to the company’s higher cash holdings, as can be seen in the balance sheet in the accounting line items which reflect liquidity (time deposits, other current assets, etc.)

Non-Operating Expenses

	March 06	March 05	06/05
	Million Ch$	Million Ch$	Million Ch$

Interest expense	9,204	12,059	(2,855)
Other non-operating expenses	2,847	3,887	(1,040)

Total non-operating expenses	12,051	15,946	(3,895)

Total non-operating expenses decreased by Ch$3,895 million as of March 31, 2006, owing both to lower interest expense and other non-operating expenses.

The lower interest expense reflects the reduction in the company’s debt as a result of repayments and scheduled amortizations corresponding to Eléctrica Santiago, Colombian subsidiary Chivor, Norgener and others. Also contributing to this decrease in interest expense was the fact that some loans were renegotiated or refinanced and replaced with credit agreements with more favorable conditions, as in the case of the obligations corresponding to TermoAndes (a loan from Deutsche Bank) and Gener’s 2006 Yankee bond. These were refinanced with a new syndicated loan at a lower interest rate than that associated with the original agreements.

Investment in Related Companies

	March 06	March 05	06/05
	Million Ch$	Million Ch$	Million Ch$

Income from investment in related companies	1,313	1,767	(454)
Loss from investment in related companies	(64)	(1,015)	951
Amortization of goodwill	(135)	(135)	(0)

Total income (loss) from investment in related companies	1,114	618	496

The contribution made by related companies increased as of March 31, 2006, owing to a significant reduction in the loss recorded by Guacolda, although this was partially offset by the decrease in income from Itabo.

Minority Interest

Minority interest provided a negative contribution of Ch$684 million to the income statement, as a result of the effect from subsidiary Eléctrica Santiago where the significant loss recorded for the three month period ended March 31, 2005 was reversed.

Price-Level Restatement and Exchange Differentials

The price-level restatement resulted in a gain of Ch$83 million, compared to a gain of Ch$153 million in the first quarter of 2005.

Exchange rate differentials generate positive impacts on liabilities denominated in US dollars when the Chilean peso appreciates, as occurred during first quarter of 2006. On the other hand, investments held outside Chile are accounted for by the company in US dollars, and therefore when the exchange rate decreases this produces accounting losses. The net effect of these variations is not clear since it depends on the absolute value of each account, and, as explained above, the average amount of liabilities decreased between March 31, 2005 and 2006. However, in general terms, one effect compensates the other and finally, it is the other line items which determine the final value for exchange differentials in the income statement. As of March 31, 2006 the net effect was a loss of Ch$92 million, compared to a gain of Ch$817 million as of March 31, 2005.

Income Tax

The income tax impact in the income statement is higher in the three month period ended March 31, 2006 than in the same period in 2005 due to the effect of deferred tax on assets and liabilities. Including this line item, income tax as of March 31, 2006 totaled Ch$9,157 million, compared to Ch$5,271 million in the same period in 2005.

Net Income

AES Gener recorded earnings for the three month period ended March 31, 2006 of Ch$17,863 million which was three times higher than earnings of Ch$5,728 million registered in the first three months of 2005. This improved result was due to the increase of Ch$12,209 million in operating income, which resulted from a significant reduction in fuel consumption costs, and also from the Ch$4,496 million improvement in non-operating income, principally associated with lower interest expenses.

e. Yield

		March	March
Yield		2006	2005

Return on assets (1)	(%)	1.18	0.37
Return on equity (1)	(%)	2.05	0.66
Return on operating assets (2)	(%)	3.17	2.02
Net income per share (3)	(pesos)	2.80	0.90
Return on dividends (4)	(%)	3.4%	5.4%
    1) Return on assets and on equity is calculated using the cumulative net income for each period.
    2) The operating assets include in this index include total property, plant and equipment.
    3) Net income per share was calculated as of March for each year on the basis of the number of paid-in shares on each date.
    4) Includes dividends paid in the last 12 months, divided by the market share price as of period end.

The return on assets and return on equity increased considerably given the improved net income for the period ending March 31, 2006, particularly since this was three times higher than for the same period in 2005.

The return on operating assets reflects the 51% improvement in operating income.

III. Analysis of differences between book, market and/or economic values of principal assets

In the balance sheet a significant increase of Ch$24,967 million in current assets can be observed, due to the increase of Ch$39,356 in time deposits which was partially offset by a decrease in other current assets. These decreased by Ch$18,625 million, principally as a result of the lower level of repo agreements which are reflected in the balance sheet as other current assets.

Property, plant and equipment decreased as a result of accumulated depreciation and also due to a lower construction and infrastructure amount in the balance sheet, which can be explained by the fact that fixed assets held abroad are recorded in US dollars at historical values, in accordance with Technical Bulletin No. 64 of the Chilean Accountants Association. In this way, assets corresponding to Gener Argentina (TermoAndes and InterAndes) and to Colombia (Chivor) are reflected on the Balance Sheet at historical values and are then converted into pesos at the closing US dollar exchange rate established for the financial statements for the period ended March 31, 2006.

Other assets decreased by Ch$23,788 million, and the principal variation corresponded to a decrease of Ch$9,914 million in the “others” category due mainly to the lower level of deferred expenses from the bond placements. This amount decreased by Ch$7,262 over the last twelve months.

The assets of the company are appraised according to generally accepted accounting principles in Chile and instructions issued by the Superintendency of Securities and Insurance, reflected in Note 2 of the Financial Statements. Based on current conditions, AES Gener’s management estimates that the economic value of TermoAndes and InterAndes is currently lower than the respective book values. The principal reasons relate to the significant amount of excess capacity in the northern Chilean grid and the dispatch limitations imposed by the CDEC-SING. However, in both cases, there is no evidence that the operations of these companies will not produce sufficient revenue on a permanent basis to cover all costs, including the depreciation of fixed assets. Under these circumstances, and in accordance with paragraph 25 of Technical Bulletin No. 33 and paragraph 47 of Technical Bulletin No. 64, no adjustments have been made to the book value of these assets.

IV. Analysis of the major variations during the period in the company’s business markets, the competition it faces and its relative share Market

AES Gener does business principally in two large electrical systems in Chile, the Central Interconnected Grid (SIC) that runs from south of Region II to Region X, and the Greater Northern Interconnected Grid (SING) that encompasses Region I and part of Region II.

SIC: During the first quarter of 2006, growth in electricity sales in the SIC was 7.1% compared with an increase of 3.3% in 2005. Average monthly sales in 2006 were 3,146 GWh compared with average monthly consumption of 2,938 GWh for the same period in 2005. The average marginal cost in US dollars for the first three months of 2006 was 51.6 mills/kWh compared to 61.4 mills/kWh for the same period in the previous year. This decrease in the marginal cost was mainly the result of higher supply from hydrological sources and a greater availability of gas during the first three months of 2006.

SING: In the first quarter of 2006, electricity sales in the SING grew by 1.3% . Average monthly sales for the first three months of 2006 were 959 GWh compared with average monthly consumption of 947 GWh in the same period in 2005. The average price during the period was 26.6 mills/kWh, which was higher than the average marginal cost of 28.3 mills/kWh registered for the three month period ended March 31, 2005, principally due to the increased availability of gas during the first few months of 2006.

Colombia: Chivor is one of the principal operators in the Colombian electric grid, or the SIN. During 2006, electricity demand in the SIN increased by 4.3%, with respect to the previous year. Average spot prices in Colombian pesos decreased from Col$75/kWh during the first quarter of 2005 to Col$73/kWh in the same period in 2006.

Competition and relative share

During the first three months of 2006, generation from AES Gener’s plants in the SIC, including Guacolda totaled 2,237 GWh, which was 100 GWh higher than the contribution of 2,137 GWh made during the same period of 2005. In the first quarter of 2006 the AES Gener group companies, including Guacolda, contributed 23% of the total electricity generation in the SIC, the same level of contribution as that made in the same period of 2005.

In the SING, total net generation increased by 1.5% and the contribution from the AES Gener group (Norgener and TermoAndes) was 25% for the first three months of 2006. This was 1% lower than the contribution recorded for the fist quarter of 2005.

In Colombia, during the first quarter of 2006 generation from Chivor represented 8% of the total electricity demand in Colombia, the same as during the first quarter of 2005. Net generation from Chivor in 2006 was 1,020 GWh, significantly higher than in the same period in 2005 (864 GWh), as a result of better hydrological conditions.

V. Description and analysis of the principal components of the net cash flow from operating, investment and financing activities in the period

Total net cash flow as of March 31, 2006 was Ch$22,430 million, compared to a positive level of Ch$1,141 as of March 31,2005. The difference of Ch$21,289 between the two periods was due mainly to a significant improvement in the cash flows from business operations.

Operating activities generated a positive cash flow of Ch$35,302 million, Ch$15,574 million more than in the same period in 2005. This difference is principally explained by an increase of Ch$34,222 million in flows from higher collections from accounts receivable due to the increase in sales to regulated customers.

Financing activities generated a negative cash flow of Ch$1,124 million as of March 31, 2006 compared to a negative cash flow of Ch$9,874 million in the same period in 2005. During the first quarter of 2006 bond obligations were repaid corresponding to Ch$28,657 million. However, this negative figure was more-or-less offset by the obtainment of new loans amounting to Ch$29,961 million. This was due to the fact that the repayment of Gener’s 2006 Yankee bond redeemed on January 15, 2006 was replaced with funds obtained from a syndicated bank loan, explaining the reason that for the line items in both periods contain similar amounts. As of March 31, 2005 financing activities generated a negative cash contribution of Ch$9,874 million, related to the repayment of loans made during the first quarter of 2005.

As of March 31, 2006, there was a negative variation in the generation of cash flows from investment activities when compared to 2005, which contrasts with the positive variations observed in the flows generated by operating and financing activities. This negative variation in investment activities is due to the fact that the line items incorporating fixed assets show an important increase equal to Ch$8,546 million, in comparison to only Ch$1,837 recorded as of March 31, 2005. This amount is related to the investment in the 120 MW Los Vientos turbine which is presently under construction and will commence operations during 2006.

VI. Market Risk Analysis

Electricity Market Risks

Hydrology: The hydrological conditions that exist during any given year may affect AES Gener’s operating results, given that hydrology is a key factor in determining plant dispatch levels and prices in the SIC.

Tariff setting: A large part of the AES Gener’s revenue is related to the node price that is set by the authority every six months. In Chile, the principal components of the formula used in the node price-setting are expressed in US dollars. This creates a natural hedge against the effect of fluctuations in the exchange rate between the US dollar and the Chilean peso.

Fuel price: Given that AES Gener principally utilizes thermoelectric generation facilities, variations in the price of fuels such as coal, natural gas and diesel oil may result in a change in the company’s cost composition.

Electricity regulation: In June 2005, the following modifications were made to electricity regulations in Chile: (1) the unregulated price collar that is used to compare the theoretical price to the average unregulated price was modified from 5% to 30%, (2) open bid processes for regulated contracts are to be held by distribution companies, subsequent to December 2009, (3) voluntary demand management, and (4) compensation for losses incurred by generators as a result of the obligation to sell to distribution companies without contracts at the node price.

Natural gas supply: Since March 2004 to the present, the Argentine government has issued certain resolutions and rules by which gas producers are instructed to inject additional volumes of gas into the Argentine market. The decision of gas producers–based on their interpretation of these resolutions and rules–has had an adverse effect on gas exports from Argentina to Chile. In fact, the producers have agreed to restrict and/or suspend gas exports to Chile in order to be able to inject additional volumes of gas into the Argentine market. This situation has had a negative impact on the company’s operating margins.

Interest Rate and Exchange Rate

The company has coverage policies for exchange rate and interest rate risks. Management continually evaluates alternatives to determine the convenience of entering into hedges to minimize these risks.

As March 31, 2006, 75% of AES Gener’s long-term credit agreements were stipulated at a fixed rate and 25% at a variable rate. The long-term credit agreements at a variable rate were denominated in US dollars and accrued interest based on Libor. It should be noted that the AES Gener’s syndicated loan for US$130 million has an associated interest rate swap. The syndicated loan in Colombian pesos corresponding to the subsidiary Chivor accrues interest based on Colombian CPI plus a spread. At the close of these financial statements, interest rate exposure comes from the credit agreements held by Chivor, AES Gener and Norgener.

As of March 31, 2006, approximately 88% of AES Gener’s long-term debt accruing interest was exposed to the variation in the exchange rate between the US dollar and Chilean peso. Of the remaining debt 5% was denominated in UF (Eléctrica Santiago’s bonds) and 7% in Colombian pesos (Chivor’s local syndicated credit agreement).

The composition of foreign currency corresponding to operating income and expenses as of March 31 of each year:

Item	Currency	2006	2005
		%	%

Operating Income	US Dollar	99	99
	UF and indexed Chilean pesos	-	-
	Chilean pesos (not indexed)	1	1

Operating Expense	US Dollar	91	93
	UF and indexed Chilean pesos	6	5
	Chilean pesos (not indexed)	2	2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 8, 2006

AES GENER S.A. (Registrant)

By:	/S/ FERNANDO ESCRICH
Name: Fernando Escrich Title: Chief Financial Officer